Date    3 July 2000
Number  69/00

BHP TO PROCEED WITH OHANET DEVELOPMENT

The Broken Hill Proprietary Company Ltd (BHP) today announced it has signed a Risk Service Contract (RSC) with the Algerian national oil company, SONATRACH, for the development of four gas/condensate reservoirs in the Ohanet region of Algeria.

The Ohanet development represents a large, relatively stable earnings and cash flow generator within the BHP portfolio and marks a major step for the Company in establishing a core business in Algeria. It also provides an important balance to other projects ensuring downside protection to low oil price environments.

The participants in the venture - which is now subject to formal gazettal by the Algerian Government - are BHP 60 per cent, Japan Ohanet Oil & Gas Co. Ltd. 30 per cent (50 per cent JNOC, 35 per cent ITOCHU, 15 per cent Teikoku) and Petrofac Resources (Ohanet) LLC 10 per cent.

The total cost of developing the Ohanet reservoirs will be around US$1.0 billion (BHP share US$618 million). In return the participants will be entitled to recover their investment - together with an agreed fixed profit consideration - over a target eight-year period from the start of production.

All participants' monetary entitlement will be translated into volumes of condensate, butane and propane (at prevailing market prices) which will be lifted from export ports on the Algerian coast.

Speaking at the contract signing in Algeria, President BHP Petroleum Philip Aiken said the go-ahead for Ohanet marked a critical point in BHP's efforts to create a core business in Algeria through hydrocarbon exploration and development activities.

"Ohanet augments our involvement in the ROD integrated oil field development, which we announced at the end of last month, and is consistent with BHP's strategy of accessing large but undeveloped resources," he said.

"Our commitment to Algeria - which began more than a decade ago - is finally reaping its reward; we have secured two projects which both provide attractive rates of return, deliver strong earnings profiles and generate significant cash flows.

"I look forward to continuing our relationship with SONATRACH and the Algerian government in the years to come as we move ahead with other value creating opportunities in the country."

The Ohanet fields are estimated to contain total proven and probable reserves exceeding 3.4 trillion cubic feet of pipeline quality gas, 107 million barrels of condensate and 116 million barrels of LPG.

The structure of the RSC means that BHP's reserves entitlement fluctuates with movements in hydrocarbon prices and the Company expects to book proved reserves in the range of 55 million to 75 million barrels of oil equivalent. (Grossed up for Algerian tax which is paid by SONATRACH on behalf of the foreign participants.)

Ohanet is located in the Illizi province of Algeria, approximately 1300km south east of Algiers and 100km west of the country's border with Libya. The fields were originally discovered in the late 1950s and early 1960s and have since been appraised and delineated by more than 65 wells.

Ohanet will be the seventh wet gas field development in the area south east of the Hassi R'Mel complex.

First production is scheduled for October 2003 and peak liquids production will be around 58 000 barrels per day, which will be shared by the foreign partners according to their equity interests.

Further Information and other BHP News Releases can be found on our internet site at:
http://www.bhp.com.au/press/news.htm

Melbourne
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Candy Ramsey
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